Exhibit 99.1

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended September 30, 2022 and 2021

(Tabular amounts are in thousands of US dollars, unless otherwise stated)

(Unaudited)

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of (Loss) Income

(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2022	2021	2022	2021
Revenue	3(a)(c)	$51,739	$58,435	$115,331	$117,254
Cost of mine operations
Production costs		25,398	22,771	51,542	45,256
Depreciation and amortization		7,354	6,878	14,912	13,092
Mineral resource taxes		1,308	1,703	2,848	3,116
Government fees and other taxes	4	556	710	1,340	1,401
General and administrative	5	2,762	2,761	5,426	5,273
		37,378	34,823	76,068	68,138
Income from mine operations		14,361	23,612	39,263	49,116
Corporate general and administrative	5	3,476	3,749	7,033	7,587
Property evaluation and business development		71	244	203	634
Foreign exchange gain		(4,340)	(2,063)	(5,996)	(1,613)
Loss on equity investments desgined as FVTPL	9	1,596	4,142	4,267	4,864
Share of loss in associates	10	771	469	1,499	865
Loss on disposal of plant and equipment	11	51	51	320	136
Impairment of mineral rights and properties	12	20,211	-	20,211	-
Other (income) loss		(61)	165	(231)	4
Income from operations		(7,414)	16,855	11,957	36,639
Finance income	6	1,096	1,344	2,418	2,697
Finance costs	6	(73)	(86)	(595)	(174)
Income before income taxes		(6,391)	18,113	13,780	39,162
Income tax expense	7	3,811	5,355	9,898	10,172
Net (loss) income		$(10,202)	$12,758	$3,882	$28,990

Attributable to:
Equity holders of the Company		$(1,712)	$9,393	$8,457	$21,605
Non-controlling interests	17	(8,490)	3,365	(4,575)	7,385
		$(10,202)	$12,758	$3,882	$28,990

(Loss) earnings per share attributable to the equity holders of the Company Basic (loss) earnings per share		$(0.01)	$0.05	$0.05	$0.12
Diluted (loss) earnings per share		$(0.01)	$0.05	$0.05	$0.12
Weighted Average Number of Shares Outstanding - Basic		176,693,226	176,285,864	177,007,901	176,120,380
Weighted Average Number of Shares Outstanding - Diluted		179,245,850	178,496,716	179,375,066	178,411,042

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income (loss)

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2022	2021	2022	2021
Net income (loss)		$(10,202)	$12,758	$3,882	$28,990
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(34,664)	(4,864)	(63,510)	2,490
Share of other comprehensive (loss) income in associate	10	(606)	(423)	(1,004)	3,182
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	9	(288)	375	(1,239)	870
Other comprehensive income (loss), net of taxes		$(35,558)	$(4,912)	$(65,753)	$6,542
Attributable to:
Equity holders of the Company		$(30,700)	$(4,826)	$(56,159)	$5,727
Non-controlling interests	17	(4,858)	(86)	(9,594)	815
		$(35,558)	$(4,912)	$(65,753)	$6,542
Total comprehensive income (income)		$(45,760)	$7,846	$(61,871)	$35,532
Attributable to:
Equity holders of the Company		$(32,412)	$4,567	$(47,702)	$27,332
Non-controlling interests		(13,348)	3,279	(14,169)	8,200
		$(45,760)	$7,846	$(61,871)	$35,532

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited) (Expressed in thousands of U.S. dollars)

		As at September 30,	As at March 31,
	Notes	2022	2022
ASSETS
Current Assets
Cash and cash equivalents	20	$166,370	$113,302
Short-term investments	8	34,598	99,623
Trade and other receivables		1,346	3,615
Current portion of lease receivable	13	63	182
Inventories		7,767	9,124
Due from related parties	18	71	66
Income tax receivable		726	928
Prepaids and deposits		5,826	5,468
		216,767	232,308
Non-current Assets
Long-term prepaids and deposits		1,800	974
Reclamation deposits		7,825	8,876
Other investments	9	12,318	17,768
Investment in associates	10	50,170	56,841
Plant and equipment	11	73,888	79,418
Mineral rights and properties	12	285,188	326,448
Deferred income tax assets		317	905
TOTAL ASSETS		$648,273	$723,538
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$39,075	$39,667
Current portion of lease obligation	13	397	649
Deposits received		6,216	5,445
Income tax payable		143	277
		45,831	46,038
Non-current Liabilities
Long-term portion of lease obligation	13	437	614
Deferred income tax liabilities		45,285	48,033
Environmental rehabilitation	14	7,735	8,739
Total Liabilities		99,288	103,424
Equity
Share capital		254,460	255,444
Equity reserves		(11,711)	43,250
Retained earnings		219,943	213,702
Total equity attributable to the equity holders of the Company		462,692	512,396
Non-controlling interests	17	86,293	107,718
Total Equity		548,985	620,114

TOTAL LIABILITIES AND EQUITY		$648,273	$723,538

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2022	2021	2022	2021
Cash provided by
Operating activities
Net (loss) income		$(10,202)	$12,758	$3,882	$28,990
Add (deduct) items not affecting cash:
Finance costs	6	73	86	595	174
Income tax expense	7	3,811	5,355	9,898	10,172
Depreciation, amortization and depletion		7,797	7,361	15,822	14,060
Loss on equity investments desgined as FVTPL	9	1,596	4,142	4,267	4,864
Share of loss in associates	10	771	469	1,499	865
Impairment of mineral rights and properties	12	20,211	-	20,211	-
Loss on disposal of plant and equipment	11	51	51	320	136
Share-based compensation	15(b)	1,120	1,773	2,292	3,877
Reclamation expenditures		(7)	(39)	(15)	(126)
Income taxes paid		(4,348)	(273)	(6,645)	(4,002)
Interest paid	13	(12)	(19)	(26)	(39)
Changes in non-cash operating working capital	20	(6,797)	(810)	2,140	8,335
Net cash provided by operating activities		14,064	30,854	54,240	67,306

Investing activities
Plant and equipment
Additions		(4,539)	(3,380)	(6,706)	(4,604)
Proceeds on disposals	11	-	4	-	38
Mineral rights and properties
Capital expenditures		(6,852)	(10,746)	(22,770)	(20,805)
Acquisition	3	-	(3,093)	-	(3,093)
Reclamation deposits
Paid		(14)	(16)	(30)	(59)
Other investments
Acquisition	9	-	(4,306)	(1,770)	(6,917)
Proceeds on disposals	9	-	205	504	974
Investment in associates	10	(187)	-	(757)	(4,960)
Short-term investment
Purchase		(18,277)	(52,343)	(80,284)	(74,229)
Redemption		47,067	14,797	138,011	75,207
Principal received on lease receivable	13	54	54	109	108
Net cash provided by (used in) investing activities		17,252	(58,824)	26,307	(38,340)

Financing activities
Principal payments on lease obligation	13	(169)	(155)	(337)	(311)
Cash dividends distributed	15(c)	-	-	(2,216)	(2,202)
Non-controlling interests
Distribution	17	(3,629)	-	(7,256)	(3,896)
Proceeds from issuance of common shares		-	418	-	1,172
Common shares repurchased as part of normal course issuer bid		(1,197)	-	(2,078)	-
Net cash used in (provided by) financing activities		(4,995)	263	(11,887)	(5,237)
Effect of exchange rate changes on cash and cash equivalents		(10,212)	(1,822)	(15,592)	(535)

Increase (decrease) in cash and cash equivalents		16,109	(29,529)	53,068	23,194
Cash and cash equivalents, beginning of the period		150,261	171,458	113,302	118,735
Cash and cash equivalents, end of the period		$166,370	$141,929	$166,370	$141,929
Supplementary cash flow information	20

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves				Total equity attributable to the
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	equity holders of the Company	Non-controlling interests	Total equity
Balance, April 1, 2021		175,742,544	$250,199	$16,610	$25,409	$(12,550)	$187,906	$467,574	$98,154	$565,728
Options exercised		443,333	1,568	(396)	-	-	-	1,172	-	1,172
Restricted share units vested		245,714	1,141	(1,141)	-	-	-	-	-	-
Share-based compensation		-	-	3,877	-	-	-	3,877	-	3,877
Dividends declared		-	-	-	-	-	(2,202)	(2,202)	-	(2,202)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(3,896)	(3,896)
Contribution to reserves		-	-	-	425	-	(425)	-	-	-
Comprehensive income		-	-	-	-	5,727	21,605	27,332	8,200	35,532
Balance, September 30, 2021		176,431,591	$252,908	$18,950	$25,834	$(6,823)	$206,884	$497,753	$102,458	$600,211
Options exercised		353,750	960	(224)	-	-	-	736	-	736
Restricted share units vested		320,458	1,576	(1,576)	-	-	-	-	-	-
Share-based compensation		-	-	2,219	-	-	-	2,219	-	2,219
Dividends declared		-	-	-	-	-	(2,211)	(2,211)	-	(2,211)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(1,200)	(1,200)
Comprehensive income		-	-	-	-	4,870	9,029	13,899	6,460	20,359
Balance, March 31, 2022		177,105,799	$255,444	$19,369	$25,834	$(1,953)	$213,702	$512,396	$107,718	$620,114
Restricted share units vested		214,375	1,094	(1,094)	-	-	-	-	-	-
Share-based compensation	15(b)	-	-	2,292	-	-	-	2,292	-	2,292
Dividends declared	15(c)	-	-	-	-	-	(2,216)	(2,216)	-	(2,216)
Common shares repurchased as part of normal course issuer bid	15(d)	(838,237)	(2,078)	-	-	-		(2,078)		(2,078)
Distribution to non-controlling interests	17	-	-	-	-	-	-	-	(7,256)	(7,256)
Comprehensive income (loss)		-	-	-	-	(56,159)	8,457	(47,702)	(14,169)	(61,871)
Balance, September 30, 2022		176,481,937	$254,460	$20,567	$25,834	$(58,112)	$219,943	$462,692	$86,293	$548,985

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in China and Mexico.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

Operating results for the three and six months ended September 30, 2022, are not necessarily indicative of the results that may be expected for the year ending March 31, 2023.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2022. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2022.

These condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated November 2, 2022.

(b)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

		Proportion of ownership interest held
		Country of	September 30,	March 31,
Name of subsidiaries	Principal activity	incorporation	2022	2022	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
New Infini Silver Inc. (“New Infini”)	Holding company	Canada	46.1%	46.1%
Infini Metals Inc.	Holding company	BVI	46.1%	46.1%
Infini Resources (Asia) Co. Ltd.	Holding company	Hong Kong	46.1%	46.1%
Golden Land (Asia) Ltd.	Holding company	Hong Kong	46.1%	46.1%
Henan Huawei Mining Co. Ltd. (“Henan Huawei”)	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. (“Henan Found”)	Mining	China	77.5%	77.5%
Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”)	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (“Guangdong Found”)	Mining	China	99%	99%	GC
Infini Resources S.A. de C.V.	Mining	Mexico	46.1%	46.1%	La Yesca
Shanxi Xinbaoyuan Mining Co., Ltd. (“Xinbaoyuan”)	Mining	China	77.5%	77.5%	Kuanping
(i) British Virgin Islands (“BVI”)

(c)	Significant Accounting Judgments and Estimates

These condensed consolidated interim financial statements follow the same significant accounting judgments and estimates set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2022.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

3.	SEGMENTED INFORMATION

The Company’s reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	Infini Resources S.A. de C.V.	La Yesca, Kuanping
Administrative
Vancouver	Silvercorp Metals Inc. and holding companies
Beijing	Silvercorp Metals (China) Inc.

(a)	Segmented information for operating results is as follows:

Three months ended September 30, 2021
	Mining				Administrative
	Henan
Statement of operations:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$43,959	$-	$7,780	$-	$-	$-	$51,739
Costs of mine operations	(31,033)	(102)	(6,239)	(4)	-	-	(37,378)
Income from mine operations	12,926	(102)	1,541	(4)	-	-	14,361

Operating (expenses) income	(24)	(106)	15	(2)	(483)	(964)	(1,564)
Impairment of mineral rights and properties	-	-	-	(20,211)	-	-	(20,211)
Finance items	614	(8)	140	-	65	212	1,023
Income tax expenses	(2,523)	171	(211)	-	-	(1,248)	(3,811)
Net income (loss)	$10,993	$(45)	$1,485	$(20,217)	$(418)	$(2,000)	$(10,202)

Attributed to:
Equity holders of the Company	8,613	(25)	1,471	(9,660)	(418)	(1,693)	(1,712)
Non-controlling interests	2,380	(20)	14	(10,557)	-	(307)	(8,490)
Net income (loss)	$10,993	$(45)	$1,485	$(20,217)	$(418)	$(2,000)	$(10,202)
(1)	Hunan’s BYP project was placed on care and maintenance starting August 2014.

Three months ended September 30, 2021
	Mining				Administrative
	Henan
Statement of operations:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$47,102	$-	$11,333	$-	$-	$-	$58,435
Costs of mine operations	(27,800)	(131)	(6,879)	(13)	-	-	(34,823)
Income from mine operations	19,302	(131)	4,454	(13)	-	-	23,612

Operating expenses	(291)	8	59	92	(508)	(6,117)	(6,757)
Finance items	667	(8)	106	-	54	439	1,258
Income tax expenses	(4,411)	(87)	(875)	-	-	18	(5,355)
Net income (loss)	$15,267	$(218)	$3,744	$79	$(454)	$(5,660)	$12,758

Attributed to:
Equity holders of the Company	11,955	(147)	3,707	35	(454)	(5,703)	9,393
Non-controlling interests	3,312	(71)	37	44	-	43	3,365
Net income (loss)	$15,267	$(218)	$3,744	$79	$(454)	$(5,660)	$12,758

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Six months ended September 30, 2022
	Mining				Administrative
	Henan
	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver	Total
Statement of income:
Revenue	$96,921	$-	$18,410	$-	$-	$-	$115,331
Costs of mine operations	(62,581)	(220)	(13,251)	(16)	-	-	(76,068)
Income from mine operations	34,340	(220)	5,159	(16)	-	-	39,263

Operating (expenses) income	16	(204)	(145)	(3)	(904)	(5,855)	(7,095)
Impairment of mineral rights and properties	-	-	-	(20,211)	-	-	(20,211)
Finance items, net	1,561	(15)	271	-	150	(144)	1,823
Income tax expenses	(6,741)	62	(664)	-	-	(2,555)	(9,898)
Net income (loss)	$29,176	$(377)	$4,621	$(20,230)	$(754)	$(8,554,)	$3,882

Attributable to:
Equity holders of the Company	22,793	(250)	4,576	(9,668)	(754)	(8,240)	8,457
Non-controlling interests	6,383	(127)	45	(10,562)	-	(314)	(4,575)
Net income (loss)	$29,176	$(377)	$4,621	$(20,230)	$(754)	$(8,554)	$3,882
(1)	Hunan’s BYP project was placed on care and maintenance in August 2014.

Six months ended September 30, 2021
	Mining				Administrative
	Henan
	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total
Statement of income:
Revenue	$94,520	$-	$22,734	$-	$-	$-	$117,254
Costs of mine operations	(53,975)	(261)	(13,889)	(13)	-	-	(68,138)
Income from mine operations	40,545	(261)	8,845	(13)	-	-	49,116

Operating expenses	(223)	60	45	36	(1,060)	(11,335)	(12,477)
Finance items, net	1,310	(17)	165	-	96	969	2,523
Income tax expenses	(7,566)	(102)	(1,065)	-	-	(1,439)	(10,172)
Net income (loss)	$34,066	$(320)	$7,990	$23	$(964)	$(11,805)	$28,990

Attributable to:
Equity holders of the Company	26,639	(213)	7,911	10	(964)	(11,778)	21,605
Non-controlling interests	7,427	(107)	79	13	-	(27)	7,385
Net income (loss)	$34,066	$(320)	$7,990	$23	$(964)	$(11,805)	$28,990

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	Segmented information for assets and liabilities is as follows:

September 30, 2022
	Mining				Administrative
	Henan
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total

Current assets	$114,234	$720	$16,730	$600	$7,746	$76,737	$216,767
Plant and equipment	55,506	3,142	13,477	156	694	913	73,888
Mineral rights and properties	236,143	6,736	29,699	12,610	-	-	285,188
Investment in associates	-	-	-	-	-	50,170	50,170
Other investments	63	-	-	-	-	12,255	12,318
Reclamation deposits	3,462	-	4,356	-	-	7	7,825
Long-term prepaids and deposits	1,286	93	421	-	-	-	1,800
Deferred income tax assets	-	-	317	-	-	-	317
Total assets	$410,694	$10,691	$65,000	$13,366	$8,440	$140,082	$648,273
Current liabilities	$37,537	$448	$4,532	$471	$218	$2,625	$45,831
Long-term portion of lease obligation	-	-	-	-	-	437	437
Deferred income tax liabilities	44,290	995	-	-	-	-	45,285
Environmental rehabilitation	5,324	943	1,468	-	-	-	7,735
Total liabilities	$87,151	$2,386	$6,000	$471	$218	$3,062	$99,288

March 31, 2022
	Mining				Administrative
	Henan
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total

Current assets	$141,376	$870	$14,919	$1,566	$8,570	$65,007	$232,308
Plant and equipment	58,189	3,708	15,282	163	864	1,212	79,418
Mineral rights and properties	254,071	7,571	32,091	32,715	-	-	326,448
Investment in associates	-	-	-	-	-	56,841	56,841
Other investments	72	-	-	-	-	17,696	17,768
Reclamation deposits	3,996	-	4,872	-	-	8	8,876
Long-term prepaids and deposits	588	104	282	-	-	-	974
Deferred income tax assets	-	-	905	-	-	-	905
Total assets	$458,292	$12,253	$68,351	$34,444	$9,434	$140,764	$723,538
Current liabilities	$37,161	$545	$5,155	$2	$295	$2,880	$46,038
Long-term portion of lease obligation	-	-	-	-	-	614	614
Deferred income tax liabilities	46,849	1,184	-	-	-	-	48,033
Environmental rehabilitation	6,053	1,044	1,642	-	-	-	8,739
Total liabilities	$90,063	$2,773	$6,797	$2	$295	$3,494	$103,424

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	Sales by metal

The sales generated for the three and six months ended September 30, 2022 and 2021 were all earned in China and were comprised of:

	Three months ended September, 2022
	Henan Luoning	Guangdong	Total
Silver (Ag)	$26,064	$1,651	$27,715
Gold (Au)	1,579	-	1,579
Lead (Pb)	13,294	1,406	14,700
Zinc (Zn)	2,128	4,290	6,418
Other	894	433	1,327
	$43,959	$7,780	$51,739

	Three months ended September, 2021
	Henan Luoning	Guangdong	Total
Silver (Ag)	$30,306	$2,499	$32,805
Gold (Au)	1,186	-	1,186
Lead (Pb)	12,859	2,551	15,410
Zinc (Zn)	1,731	6,090	7,821
Other	1,020	193	1,213
	$47,102	$11,333	$58,435

	Six months ended September 30, 2022
	Henan Luoning	Guangdong	Total
Silver (Ag)	$58,390	$3,774	$62,164
Gold (Au)	3,332	-	3,332
Lead (Pb)	28,329	3,486	31,815
Zinc (Zn)	4,667	10,253	14,920
Other	2,203	897	3,100
	$96,921	$18,410	$115,331

	Six months ended September 30, 2021
	Henan Luoning	Guangdong	Total
Silver (Ag)	61,230	$5,569	$66,799
Gold (Au)	2,694	-	2,694
Lead (Pb)	25,046	4,764	29,810
Zinc (Zn)	3,345	11,844	15,189
Other	2,205	557	2,762
	$94,520	$22,734	$117,254

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(d)	Major customers

For the six months ended September 30, 2022, three major customers (six months ended September 30, 2021 - four major customers) each accounted for 23%, 21%, and 16% (six months ended September 30, 2021 – 20%, 17%, 17%, and 17%), and collectively 60% (six months ended September 30, 2021 – 71%) of the total sales of the Company.

4. GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Government fees	$25	$17	$36	$28
Other taxes	531	693	1,304	1,373
	$556	$710	$1,340	$1,401

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

5. GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended September 30,2022			Three months ended September 30, 2021
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$142	$301	$443	$144	$343	$487
Office and administrative expenses	460	767	1,227	379	707	1,086
Professional fees	55	111	166	192	113	305
Salaries and benefits	1,699	1,583	3,282	1,366	1,598	2,964
Share-based compensation	1,120	-	1,120	1,668	-	1,668
	$3,476	$2,762	$6,238	$3,749	$2,761	$6,510

	Six months ended September 30, 2022			Six months ended September 30, 2021
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$291	$618	$909	$290	$678	$968
Office and administrative expenses	815	1,386	2,201	947	1,392	2,339
Professional fees	363	233	596	337	219	556
Salaries and benefits	3,272	3,189	6,461	2,354	2,984	5,338
Share-based compensation	2,292	-	2,292	3,659	-	3,659
	$7,033	$5,426	$12,459	$7,587	$5,273	$12,860

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

6.	FINANCE ITEMS

Finance items consist of:

	Three months ended September 30,		Six months ended September 30,
Finance income	2022	2021	2022	2021
Interest income	$1,096	$1,344	$2,418	$2,537
Dividend income	-	-	-	160
	$1,096	$1,344	$2,418	$2,697

	Three months ended September 30,		Six months ended September 30,
Finance costs	2022	2021	2022	2021
Interest on lease obligation	$12	19	$26	$39
Impairment charges for expected credit loss against bond investments (Note 8)	-	-	445	-
Unwinding of discount of environmental rehabilitation provision (Note 14)	61	67	124	135
	$73	$86	$595	$174

7.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended September 30,		Six months ended September 30,
Income tax expense	2022	2021	2022	2021
Current	$2,422	$3,181	$6,411	$7,144
Deferred	1,389	2,174	3,487	3,028
	$3,811	$5,355	$9,898	$10,172

8.	SHORT-TERM INVESTMENTS

As at September 30, 2022, short-term investments consist of the following:

	Amount	Interest rates	Maturity
Bonds	$7,484	5.50% - 13.00%	April 9, 2022 - January 16, 2025
Money market instruments	27,114
	$34,598

During the six months ended September 30, 2022, the Company recorded impairment charges of $0.4 million against the bond investment issued by a Chinese real estate developing companies as the Company observed financial difficulty of the bond issuer. The impairment charge was included in finance costs on the condensed consolidated interim statement of income.

As at September 30, 2022, the carrying value and face value of the bond investments that impaired was $2.1 million and $12.7 million, respectively.

As at March 31, 2022, short-term investments consist of the following:

	Amount	Interest rates	Maturity
Bonds	$9,168	5.50% - 13.00%	April 9, 2022 - January 16, 2025
Money market instruments	90,455
	$99,623

As at March 31, 2022, the carrying value and face value of the bond investments that impaired was $1.7 million and $11.2 million, respectively.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

9.	OTHER INVESTMENTS

	September 30, 2022	March 31, 2022
Equity investments designated as FVTOCI
Public companies	$1,006	$2,383
Private companies	63	71
	1,069	2,454
Equity investments designated as FVTPL
Public companies	7,802	11,533
Private companies	3,447	3,781
	11,249	15,314
Total	$12,318	$17,768

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investment in equity instruments that are held for trading are classified as FVTPL. For other investment in equity instruments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI.

The continuity of such investments is as follows:

	Fair Value	Accumulated fair value change included in OCI	Accumulated fair value change included in P&L
April 1, 2021	$15,733	$(22,810)	$7,188
Loss on equity investments designated as FVTOCI	(1,526)	(1,526)	-
Loss equity investments designated as FVTPL	(3,485)	-	(3,485)
Acquisition	8,235	-
Disposal	(1,362)	-
Impact of foreign currency translation	173	-
March 31, 2022	$17,768	$(24,336)	$3,703
Loss on equity investments designated as FVTOCI	(1,239)	(1,239)	-
Loss equity investments designated as FVTPL	(4,267)	-	(4,267)
Acquisition	1,770	-	-
Disposal	(504)	-	-
Impact of foreign currency translation	(1,210)	-	-
September 30, 2022	$12,318	$(25,575)	$(564)

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

10.	INVESTMENT IN ASSOCIATES

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of two common directors and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

During the six months ended September 30, 2022, the Company acquired 260,200 common shares of NUAG from the public market (six month ended September 30, 2021– nil) for a total cost of $0.8 million (six months ended September 30, 2021, $nil).

As at September 30, 2022, the Company owned 44,302,416 common shares of NUAG (March 31, 2022 – 44,042,216), representing an ownership interest of 28.3% (March 31, 2022 – 28.2%).

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG’s common shares per quoted market price
Balance, April 1, 2021	43,917,216	$50,399	$181,257
Purchase from open market	125,000	352
Share of net loss		(1,715)
Share of other comprehensive income		95
Foreign exchange impact		306
Balance, March 31, 2022	44,042,216	$49,437	$140,275
Purchase from open market	260,200	757
Share of net loss		(1,250)
Share of other comprehensive loss		(1,025)
Foreign exchange impact		(4,284)
Balance, September 30, 2022	44,302,416	$43,635	$93,408

(b)	Investment in Whitehorse Gold Corp.

Whitehorse Gold Corp. (“WHG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: WHG). WHG is a related party of the Company by way of one common director, and the Company accounts for its investment in WHG using the equity method as it is able to exercise significant influence over the financial and operating policies of WHG.

On May 14, 2021, the Company participated in a brokered private placement of WHG and purchased 4,000,000 units at a cost of $5.0 million. Each unit was comprised of one WHG common share and one common share purchase warrant at exercise price of CAD$2 per share. The common share purchase warrant expires on May 14, 2026.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

As at September 30, 2022, the Company owned 15,514,285 common shares of WHG (March 31, 2022 – 15,514,285), representing an ownership interest of 28.9% (March 31, 2022 – 29.3%).

The summary of the investment in WHG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of WHG’s common shares per quoted market price
Balance, April 1, 2021	11,514,285	$3,058	$15,108
Participation in private placement	4,000,000	4,960
Share of net loss		(473)
Foreign exchange impact		(141)
Balance, March 31, 2022	15,514,285	$7,404	$6,208
Share of net loss		(249)
Share of other comprehensive income		21
Foreign exchange impact		(641)
Balance, September 30, 2022	15,514,285	$6,535	$5,320

11.	PLANT AND EQUIPMENT

Plant and equipment consist of:

Cost	Land use rights and building	Office equipment	Machinery	Motor vehicles	Construction in progress	Total
Balance as at April 1, 2021	$110,151	$9,660	$31,074	$7,537	$1,342	$159,764
Additions	1,613	967	2,575	763	3,647	9,565
Disposals	(293)	(68)	(539)	(245)	-	(1,145)
Reclassification of asset groups	2,100	154	191	-	(2,445)	-
Impact of foreign currency translation	3,676	296	1,078	258	59	5,367
Balance as at March 31, 2022	$117,247	$11,009	$34,379	$8,313	$2,603	$173,551
Additions	221	738	1,099	504	5,238	7,800
Disposals	(372)	(53)	(441)	(233)	-	(1,099)
Reclassification of asset groups	2,491	-	12	-	(2,503)	-
Impact of foreign currency translation	(13,038)	(1,196)	(3,859)	(925)	(441)	(19,459)
Ending balance as at September 30, 2022	$106,549	$10,498	$31,190	$7,659	$4,897	$160,793

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2021	$(51,570)	$(6,246)	$(21,171)	$(5,048)	$-	$(84,035)
Disposals	158	64	419	220	-	861
Depreciation and amortization	(4,422)	(867)	(2,172)	(649)	-	(8,110)
Impact of foreign currency translation	(1,750)	(183)	(741)	(175)	-	(2,849)
Balance as at March 31, 2022	$(57,584)	$(7,232)	$(23,665)	$(5,652)	$-	$(94,133)
Disposals	146	47	376	210	-	779
Depreciation and amortization	(2,205)	(476)	(1,068)	(327)	-	(4,076)
Impact of foreign currency translation	6,442	770	2,682	631	-	10,525
Ending balance as at September 30, 2022	$(53,201)	$(6,891)	$(21,675)	$(5,138)	$-	$(86,905)

Carrying amounts
Balance as at March 31, 2022	$59,663	$3,777	$10,714	$2,661	$2,603	$79,418
Ending balance as at September 30, 2022	$53,348	$3,607	$9,515	$2,521	$4,897	$73,888

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Carrying amounts as at September 30, 2022	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$39,361	$2,504	$10,145	$1,338	$53,348
Office equipment	2,942	13	440	212	3,607
Machinery	7,062	118	2,279	56	9,515
Motor vehicles	2,001	17	346	157	2,521
Construction in progress	4,140	490	267	-	4,897
Total	$55,506	$3,142	$13,477	$1,763	$73,888

Carrying amounts as at March 31, 2022	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$42,953	$2,965	$12,027	$1,718	$59,663
Office equipment	2,973	16	516	272	3,777
Machinery	8,225	155	2,276	58	10,714
Motor vehicles	2,127	20	323	191	2,661
Construction in progress	1,911	552	140	-	2,603
Total	$58,189	$3,708	$15,282	$2,239	$79,418

12.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	RZY	Kuanping	La Yesca	Total
Balance as at April 1, 2021	$348,000	$64,609	$115,610	$185	$-	$16,747	$545,151
Capitalized expenditures	37,307	-	4,507	-	24	2,588	44,426
Acquisition (Note 3)	-	-	-	-	13,135	-	13,135
Environmental rehabilitation	(68)	(18)	898	-	-	-	812
Derecognition	-	-	-	(185)	-	-	(185)
Foreign currency translation impact	12,096	501	3,891	-	221	-	16,709
Balance as at March 31, 2022	$397,335	$65,092	$124,906	$-	$13,380	$19,335	$620,048
Capitalized expenditures	20,958	-	2,493	-	752	879	25,082
Foreign currency translation impact	(45,068)	(1,710)	(13,911)	-	(1,522)	-	(62,211)
Ending balance as at September 30, 2022	$373,225	$63,382	$113,488	$-	$12,610	$20,214	$582,919

Impairment and accumulated depletion
Balance as at April 1, 2021	$(122,977)	$(57,264)	$(87,296)	$(185)	$-	$-	$(267,722)
Depletion	(15,974)	-	(2,595)	-	-	-	(18,569)
Derecognition	-	-	-	185	-	-	185
Foreign currency translation impact	(4,313)	(257)	(2,924)	-	-	-	(7,494)
Balance as at March 31, 2022	$(143,264)	$(57,521)	$(92,815)	$-	$-	$-	$(293,600)
Impairment	-	-	-	-		(20,214)	(20,214)
Depletion	(10,221)	-	(1,273)	-	-	-	(11,494)
Foreign currency translation impact	16,403	875	10,299	-	-	-	27,577
Ending balance as at September 30, 2022	$(137,082)	$(56,646)	$(83,789)	$-	$-	$(20,214)	$(297,731)

Carrying amounts
Balance as at March 31, 2022	$254,071	$7,571	$32,091	$-	$13,380	$19,335	$326,448
Ending balance as at September 30, 2022	$236,143	$6,736	$29,699	$-	$12,610	$-	$285,188

During the six months ended September 30, 2022, the Company completed the review and evaluation on the results of the drilling program completed in Fiscal 2022. The Company does not plan to undertake further significant work at the La Yesca Project in the near future. As a result, the decision was taken to impair fully the value of the La Yesca Project and recognized an impairment charge of $20.2 million.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

13.	LEASES

The following table summarizes changes in the Company’s lease receivable and lease obligation related to the Company’s office lease and sublease.

	Lease Receivable	Lease Obligation
Balance, April 1, 2021	$396	$1,741
Addition	-	149
Interest accrual	15	72
Interest received or paid	(15)	(72)
Principal repayment	(217)	(637)
Foreign exchange impact	3	10
Balance, March 31, 2022	$182	$1,263
Interest accrual	3	26
Interest received or paid	(3)	(26)
Principal repayment	(109)	(337)
Foreign exchange impact	(10)	(92)
Balance, September 30, 2022	$63	$834
Less: current portion	(63)	(397)
Non-current portion	$-	$437

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease receivable and lease obligation as at September 30, 2022:

	Lease Receivable	Lease Obligation
Within 1 year	$64	$415
Between 2 to 5 years	-	468
Total undiscounted amount	64	883
Less future interest	(1)	(49)
Total discounted amount	$63	$834
Less: current portion	(63)	(397)
Non-current portion	$-	$437

The lease receivable and lease obligation were discounted using an estimated incremental borrowing rate of 5%.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

14.	ENVIRONMENTAL REHABILITATION OBLIGATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Balance, April 1, 2021	$7,863
Reclamation expenditures	(467)
Unwinding of discount of environmental rehabilitation	269
Revision of provision	812
Foreign exchange impact	262
Balance, March 31, 2022	$8,739
Reclamation expenditures	(165)
Unwinding of discount of environmental rehabilitation	124
Foreign exchange impact	(963)
Balance, September 30, 2022	$7,735

15.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at September 30, 2022 were fully paid.

(b) Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the three and six months ended September 30, 2022, a total of $1.1 million and $2.3 million, respectively (three and six months ended September 30, 2021 - $1.7 million and $3.9 million, respectively) in share-based compensation expense was recognized and included in the general and administrative expenses and property evaluation and business development expenses on the condensed consolidated interim statements of income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(i)	Stock options

The following is a summary of option transactions:

	Number of shares	Weighted average exercise price per share CAD$
Balance, April 1, 2021	1,862,418	$5.45
Options exercised	(797,083)	2.98
Options cancelled/forfeited	(70,000)	7.46
Balance, March 31, 2022	995,335	$7.28
Option granted	535,000	3.93
Options cancelled/forfeited	(132,000)	6.01
Balance, September 30, 2022	1,398,335	$6.12

The following table summarizes information about stock options outstanding as at September 30, 2022:

Exercise price	Number of options outstanding at September 30,	Weighted average remaining contractual life	Weighted average exercise price in	Number of options exercisable at September 30,	Weighted average exercise price in
in CAD$	2022	(Years)	CAD$	2022	CAD$
$3.93	478,000	4.57	$3.93	-	$-
$5.46	505,335	2.65	$5.46	336,338	$5.46
$9.45	415,000	3.12	$9.45	212,500	$9.45
$3.93 to $9.45	1,398,335	3.45	$6.12	548,838	$7.00

During the three and six months ended September 30, 2022, a total of nil and 535,000, respectively, options with a life of five years were granted to directors, officers, and employees at exercise prices of CAD$3.93 per share subject to a vesting schedule over a three-year term with 1/6 of the options vesting every six months from the date of grant until fully vested.

The fair value of stock options granted during the six months ended September 30, 2022 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Six months ended September 30, 2022
Risk free interest rate	2.49%
Expected life of option in years	2.75 years
Expected volatility	62.53%
Expected dividend yield	0.81%
Estimated forfeiture rate	9.81%
Weighted average share price at date of grant	$3.93 CAD

Subsequent to September 30, 2022, a total of 2,500 options with exercise prices of CAD$9.45 was forfeited.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(ii)	RSUs

The following is a summary of RSUs transactions:

	Number of shares	Weighted average grant date closing price per share $CAD
Balance, April 1, 2021	1,249,336	$6.28
Granted	1,000,000	6.40
Forfeited	(46,999)	6.63
Distributed	(566,172)	5.90
Balance, March 31, 2022	1,636,165	$6.47
Granted	961,000	3.93
Forfeited	(122,122)	5.41
Distributed	(214,375)	6.53
Balance, September 30, 2022	2,260,668	$5.44

Subsequent to September 30, 2022, a total of 86,166 RSUs with grant prices of CAD$6.40 were distributed.

(c)	Cash dividends declared

During the three and six months ended September 30, 2022, dividends of $nil and $2.2 million, respectively, (three months ended September 30, 2021 - $nil and $2.2 million, respectively) were declared and paid.

(d)	Normal course issuer bid

On August 25, 2021, the Company announced a normal course issuer bid (the “2021 NCIB”) which allows it to repurchase and cancel up to 7,054,000 of its own common shares until August 26, 2022. A total of 739,960 common shares were repurchased under 2021 NCIB at a weighted average price of CAD$3.25.

On August 24, 2022, the Company announced a normal course issuer bid (the “2022 NCIB”, together with the 2021 NCIB, the “NCIB Programs”) which allows it to repurchase and cancel up to 7,079,407 of its own common shares until August 28, 2023.

During the three and six months ended September 30, 2022, the Company repurchased a total of 503,247 and 838,237, respectively, common shares at a cost of $1.2 million and $2.1 million, respectively, under the NCIB Programs. All shares bought were subsequently cancelled.

16.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	September 30, 2022	March 31, 2022
Change in fair value on equity investments designated as FVTOCI	$24,282	$23,043
Share of other comprehensive loss in associate	1,498	494
Currency translation adjustment	32,332	(21,584)
Balance, end of the period	$58,112	$1,953

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive loss in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

17.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan Found	Henan Huawei	Yunxiang	Guangdong Found	New Infini	Total
Balance, April 1, 2021	$78,564	$5,182	$3,032	$(351)	$11,727	$98,154
Share of net income (loss)	12,639	182	(185)	154	(140)	12,650
Share of other comprehensive income	1,732	194	68	16	-	2,010
Distributions	(3,266)	(630)	-	-	(1,200)	(5,096)
Balance, March 31, 2022	$89,669	$4,928	$2,915	$(181)	$10,387	$107,718
Share of net income (loss)	6,639	(256)	(127)	45	(10,876)	(4,575)
Share of other comprehensive loss	(8,826)	(523)	(177)	(68)	-	(9,594)
Distributions	(6,626)	(630)	-	-	-	(7,256)
Balance, September 30, 2022	$80,856	$3,519	$2,611	$(204)	$(489)	$86,293

As at September 30, 2022, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and New Infini were 22.5%, 20%, 30%, 1%, and 53.9%, respectively (March 31, 2022 – 22.5%, 20%, 30%, 1%, and 53.9%, respectively).

18.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

	September 30, 2022	March 31, 2022
NUAG (a)	$67	$43
WHG (b)	4	23
	$71	$66

(a)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and six months ended September 30, 2022, the Company recovered $0.2 million and $0.3 million, respectively, (three and six months ended September 30, 2021 - $0.2 million and $0.3 million, respectively) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated statements of income.

(b)	The Company recovers costs for services rendered to WHG and expenses incurred on behalf of WHG pursuant to a services and administrative costs reallocation agreement. During the three and six months ended September 30, 2022, the Company recovered $0.04 million and $0.1 million, respectively (three and six months ended September 30, 2021 - $0.04 million and $0.1 million, respectively), from WHG for services rendered and expenses incurred on behalf of WHG. The costs recovered from WHG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated statements of income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

19.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at September 30, 2022 and March 31, 2022 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at September 30, 2022
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$166,370	$-	$-	$166,370
Short-term investments - money market instruments	27,114	-	-	27,114
Investments in public companies	8,808	-	-	8,808
Investments in private companies	-	-	3,510	3,510

	Fair value as at March 31, 2022
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$113,302	$-	$-	$113,302
Short-term investments - money market instruments	90,455	-	-	90,455
Investments in public companies	13,916	-	-	13,916
Investments in private companies	-	-	3,852	3,852

Financial assets classified within Level 3 are equity investments in private companies owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at September 30, 2022 and March 31, 2022, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three and six months ended September 30, 2022 and 2021.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities and operating commitments on an undiscounted basis.

	September 30, 2022
	Within a year	2-5 years	Total
Accounts payable and accrued liabilities	$39,075	$-	$39,075
Lease obligation	415	468	883
Deposits received	6,216	-	6,216
Total Contractual Obligation	$45,706	$468	$46,174

	March 31, 2022
	Within a year	2-5 years	Total
Accounts payable and accrued liabilities	$39,667	$-	$39,667
Lease obligation	677	666	1,343
Deposits received	5,445	-	5,445
Total Contractual Obligation	$45,789	$666	$46,455

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”)and the functional currency of all Chinese subsidiaries is the Chinese yuan (“RMB”). The functional currency of New Infini and its subsidiaries is the US dollar (“USD”). The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to currency risk affect net income is summarized as follows:

	September 30, 2022	March 31, 2022
Financial assets denominated in U.S. Dollars	$74,257	$59,272

As at September 30,2022, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $7.4 million.

(d) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at September 30, 2022, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on September 30, 2022 (at March 31, 2022 - $nil).

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at September 30, 2022, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income (loss) and other comprehensive income (loss) of $0.8 million and $0.1 million, respectively.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2022 and for the three and six months ended September 30, 2022 and 2021

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

20.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended September 30,		Six Months Ended September 30,
Changes in non-cash operating working capital:	2022	2021	2022	2021
Trade and other receivables	$1,170	$(177)	$1,372	$(39)
Inventories	186	(2,530)	174	1,082
Prepaids and deposits	(199)	103	(1,096)	(1,580)
Accounts payable and accrued liabilities	(10,983)	3,991	248	6,929
Deposits received	3,022	(2,200)	1,453	1,954
Due from a related party	7	3	(11)	(11)
	$(6,797)	$(810)	$2,140	$8,335

	Three Months Ended September 30,		Six Months Ended September 30,
Non-cash capital transactions:	2022	2021	2022	2021
Environmental rehablitation expenditure paid from reclamation deposit	$126	$34	$150	$56
Additions of plant and equipment included in accounts payable and accrued liabilities	$566	$(1,286)	$1,094	$(1,465)
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	$5,284	$1,311	$2,312	$1,379

	September 30, 2022	March 31, 2022
Cash on hand and at bank	$46,629	$72,782
Bank term deposits and short-term money market investments	119,741	40,520
Total cash and cash equivalents	$166,370	$113,302